

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 14, 2022

Andrew Booth
Chief Financial Officer
AbCellera Biologics Inc.
2215 Yukon Street
Vancouver, British Columbia V5Y 0A1

      Re: AbCellera Biologics Inc.
          Form 10-K for the Fiscal Year Ended December 31, 2021
          Filed February 25, 2022
          File No. 001-39781

Dear Mr. Booth :

      We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2021

Item 9A. Controls and Procedures, page 96

1. We note that you performed an assessment of your internal control over financial reporting as of December 31, 2021 and that you remediated your material weakness that existed as of December 31, 2020. However, you did not clearly disclose your management's conclusion on the effectiveness of your internal control over financial reporting as of December 31, 2021. Please amend the filing to include that disclosure. Refer to the guidance in Item 308(a)(3) of Regulation S-K.

Exhibits

2. We note the certifications provided in Exhibits 31.1 and 31.2 do not include paragraph 4(b) and the introductory language in paragraph 4 referring to internal control over financial reporting after the end of the transition period that allows these omissions. Please amend the filing to provide revised certifications. Refer to Exchange Act Rule 13a-14 (a) and Item 601(b)(31) of Regulation S-K.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Tara Harkins, (202) 551-3639 or Daniel Gordon, Senior Accountant, at (202) 551-3486 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences